SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               Celeris Corporation
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   15100K 20 1
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                                 (CUSIP Number)

                                  Kyle Krueger
                         150 2nd Avenue, North Suite 860
                  St. Petersburg, Florida 33701, (727) 895-5005
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

                               (Page 1 of 8 Pages)


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CUSIP No. 15100K 20 1                                       Page 2 of 8 Pages

1.       NAME OF REPORTING PERSON:                   Kyle Krueger

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/
                                                              (b)  /__/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS - PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)  /__/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.A.

NUMBER OF                  7.       SOLE VOTING POWER - 0
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER - 285,900
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                10.      SHARED DISPOSITIVE POWER - 285,900

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 285,900

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /__/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 8.52%

14.      TYPE OF REPORTING PERSON - IN



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CUSIP No. 15100K 20 1                                       Page 3 of 8 Pages


1.       NAME OF REPORTING PERSON:                   Ann C. Krueger

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/
                                                              (b)  /__/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS - PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)  /__/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.A.

NUMBER OF                  7.       SOLE VOTING POWER - 0
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER - 285,900
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                10.      SHARED DISPOSITIVE POWER - 285,900

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 285,900

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /__/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 8.52%

14.      TYPE OF REPORTING PERSON - IN



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CUSIP No. 15100K 20 1                                       Page 4 of 8 Pages


Item 1.    Security and Issuer

         This Schedule 13D is filed in connection with the beneficial ownership of the common stock, $.01 par value (the "Common Stock"), of Celeris Corporation, a Minnesota corporation (the "Company"). The address of the principal executive office of the Company is 1801 West End Avenue, Nashville, Tennessee 37203. This statement constitutes the initial filing of a Schedule 13D with respect to the Common Stock beneficially owned by Kyle Krueger and Ann C. Krueger as joint tenants by entirety.

Item 2.    Identity and Background

1.       (a)      Name of person filing: Kyle Krueger

         (b) Business address: 150 2nd Avenue, North Suite 860, St. Petersburg, Florida, 33701

         (c) Mr. Krueger's present principal occupation is investment manager.

         (d) Mr. Krueger has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Mr. Krueger has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: U.S.A.




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CUSIP No. 15100K 20 1                                       Page 5 of 8 Pages



2.       (a)      Name of person filing: Ann C. Krueger

         (b) Business address: 150 2nd Avenue, North Suite 860, St. Petersburg, Florida, 33701

         (c)      Mrs. Krueger's present principal occupation is housewife.

         (d) Mrs. Krueger has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Mrs. Krueger has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: U.S.A.

Item 3.    Source and Amount of Funds or Other Consideration

         On March 13, 2001, in market purchases, Kyle Krueger and Ann C. Krueger, as Joint Tenants by Entirety, purchased 12,200 shares of the Company's Common Stock at an average price per share of approximately $0.61, for an aggregate purchase price of $7,442.36. The purchases were made with personal funds.

         On April 4, 2001, in market purchases, Kyle Krueger and Ann C. Krueger, as joint tenants by entirety, purchased 11,300 shares of the Company's Common Stock at an average price per share of approximately $0.64, for an aggregate purchase price of $7,247.00. The purchases were made with personal funds.

         On April 23, 2001, in market purchases, Kyle Krueger and Ann C. Krueger, as joint tenants by entirety, purchased 4,600 shares of the Company's Common Stock at an average price per share of approximately $0.64, for an aggregate purchase price of $2,926.80. The purchases were made with personal funds.

         On May 11, 2001, in market purchases, Kyle Krueger and Ann C. Krueger, as joint tenants by entirety, purchased 11,800 shares of the Company's Common Stock at an average price per share of approximately $0.58, for an aggregate purchase price of $6,822.42. The purchases were made with personal funds.

         On November 30, 2001, in market purchases, Kyle Krueger and Ann C. Krueger, as joint tenants by entirety, purchased 246,000 shares of the Company's Common Stock at an average price per share of approximately $0.23, for an aggregate purchase price of $56,127.60. The purchases were made with personal funds.

Item 4.    Purpose of Transaction

         Mr. and Mrs. Krueger acquired securities of the Company for investment purposes and intend to meet with the management of the Company sometime in the near future to explore opportunities to maximize shareholder value.

         Except as described above, at the present time, Mr. or Mrs. Krueger have no specific plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or an any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;



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CUSIP No. 15100K 20 1                                       Page 6 of 8 Pages


         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

         (a) Mr. and Mrs. Krueger are the beneficial owners of an aggregate of 285,900 shares of the Company's Common Stock, which comprises approximately 8.52% of the outstanding shares of the Company's Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

         (b) Mr. and Mrs. Krueger have shared voting and dispositive power as to the 285,900 shares of the Company's Common Stock held personally by them as joint tenants by entirety. Neither Mr. or Mrs. Krueger have sole voting or dispositive power over any of the Company's Common Stock.

         (c) On November 30, 2001, in market purchases, Kyle Krueger and Ann C. Krueger, as joint tenants by entirety, purchased 246,000 shares of the Company's Common Stock at an average price per share of approximately $0.23, for an aggregate purchase price of $56,127.60. The purchases were made with personal funds.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company's Common Stock beneficially owned by Mr. and Mrs. Krueger as joint tenants by entirety.

         (e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships with respect to the securities of the Company to which Mr. or Mrs. Krueger are a party. Mr. and Mrs. Krueger are husband and wife and hold the securities of the Company as joint tenants by entirety.




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CUSIP No. 15100K 20 1                                       Page 7 of 8 Pages



Item 7.    Materials to be Filed as Exhibits

         None.

             (the remainder of this page intentionally left blank)



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CUSIP No. 15100K 20 1                                       Page 8 of 8 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 10, 2001                    /s/ Kyle Krueger
                                           ---------------------------
                                                   Kyle Krueger



Dated: December 10, 2001                    /s/ Ann C. Krueger
                                           ---------------------------
                                                    Ann C. Krueger